HIGH RIVER LIMITED PARTNERSHIP
                                767 Fifth Avenue
                                   47th Floor
                               New York, NY 10153
                               212/702-4333-phone
                                212/750-5807-fax


                                                            April 12, 1999


Dear Fellow Shareholder:

         As one of the largest shareholders of RJR, I am sure you are as concerned as I am about the future of our investment. Let us not deceive ourselves: Tobacco litigation is not going away. Juries, because of recently released documents, are holding tobacco companies responsible for their perceived "sins" by awarding large punitive damages. Further, the federal government is preparing a major claim against the tobacco industry. Bruce Reed, White House Domestic Policy Advisor, just recently stated that, "...the Administration is moving full steam ahead."

         This does not mean RJR will go bankrupt, but it does mean our stock price will go nowhere or may seriously deteriorate over the next several years. The split-up planned by Steve Goldstone will do nothing to ameliorate this problem. As the current pricing of our stock in the market has already told us, Mr. Goldstone's method of splitting up the company does not work. If the Goldstone method is consummated, Nabisco will always sell at a marked discount, just as it does today. This is due to the market's fear that future litigants might break through the separate tobacco company veil and attack the stock in the holding company, even if these companies are separated as the Goldstone method proposes. Additionally, the market understands that under the Goldstone method, any hope of a combination of Nabisco with another company will never come to fruition, because no other company will want to have their P/E ratio affected by even the faint possibility of tobacco litigation.

         If Nabisco were spun off as a tax-free dividend, all these problems should be rectified. I believe that the only way to build meaningful shareholder value is to spin off Nabisco. At today's stock market prices, this would mean RJR shareholders would be receiving a tax-free dividend of Nabisco stock worth $28 per share. In addition, they would continue to own the tobacco company, which is generating cash flow of well over $1 billion per year, would be paying a $1.70 dividend. Today, RJR sells for $24.

Letter to Shareholder
April 12, 1999
Page two


         Management of RJR tells us a spin off would be enjoined - but they are wrong. Even if a judge issued an injunction (which, in the opinion of expert legal counsel, would not happen) no plaintiff would post the huge bond necessary to see the injunction carried through. Such a bond would have to be commensurate with the financial magnitude of the spinoff approximately $9 billion. I feel that, if we spun off Nabisco, our investment will be worth close to twice as much as it is today. My nominees, if elected, are committed to spinning off Nabisco.

         There is absolutely no business reason not to attempt to spin off Nabisco. But even if management believes, as they claim, that a spin off would be enjoined, why not try with so much at stake? I believe the real reason is fear. The Board must be afraid future tobacco claimants may hold them personally liable for this act. I call on the Board either to spin off Nabisco or to step aside. I also call on the Board to do nothing irreversible to block the spinoff of Nabisco before shareholders can have an opportunity to vote on the future of their investment in the company.

         The law firm of Stroock & Stroock & Lavan has issued a 150 page study entitled, "The Nabisco Spinoff: Civil Liability and the Tobacco Industry." Additionally, they have informed me that, upon request from the RJR Board, they will issue an opinion that, based upon the study in its entirety, the spinoff will not be a fraudulent conveyance. Enclosed is a copy of the study along with a copy of p.18, the "Conclusion of Executive Summary." Also enclosed is a copy of the press release I issued today.

         I would be very interested to hear your thoughts on this matter. Please contact me at your earliest possible convenience at 212/702-4333.

                                                              Sincerely,

                                                              /s/ Carl C. Icahn

                                                              Carl C. Icahn



FOR IMMEDIATE RELEASE

         ICAHN RECEIVES LEGAL OPINION SUPPORTING NABISCO SPINOFF

New York, NY - Monday, April 12, 1999 - Carl Icahn, who is conducting a proxy fight against the management of RJR Nabisco, announced today that the law firm of Stroock & Stroock & Lavan has just completed a 150 page report to his High River Limited Partnership on, "The Nabisco Spinoff: Civil Liability and the Tobacco Industry." Stroock & Stroock & Lavan, a nationally recognized firm with substantial expertise in product liability and fraudulent conveyance analyses, concluded in the report that a spinoff of RJR's Nabisco unit -- an action that Mr. Icahn favors as the quickest and best way to build shareholder value in RJR
- would not constitute a fraudulent conveyance. The report also concluded that no court injunction would be issued against such a spinoff, assuming plaintiffs even attempted to obtain one. Regarding an injunction, the report further stated, "Not only is the legal burden heavy, but that is also the enormous financial burden requiring that a Tobacco Plaintiff post an injunction bond commensurate with the financial magnitude of the spinoff - approximately $9 billion."

Additionally, Stroock informed Mr. Icahn that, upon request, they would issue an opinion to the RJR Board, based upon the report in its entirety, a copy of which is being filed today with the Securities and Exchange Commission, that a spinoff of Nabisco would not be a fraudulent conveyance.

Mr. Icahn stated that, if elected, his board would immediately spin off Nabisco. Mr. Icahn noted that at today's prices, this would mean RJR shareholders would be receiving a tax-tree dividend of Nabisco stock worth $28 per share. In addition, they would continue to own the tobacco company, which is generating cash flow of well over $1 billion per year and would be paying a $1.70 dividend. Today RJR sells for $24.

Mr. Icahn stated, "Throughout my career I have seen many absurdly undervalued situations as a result of boards' mistakes and failures to act. But I have never seen a situation as absurd as this one. It is unconscionable that RJR's Board is refusing to allow their shareholders to realize the great increase in value that the Nabisco spinoff would create. I do not understand why RJR's Board refuses to embrace an action that is so clearly in the interest of their shareholders. The only reason I can conceive of is fear. The Board must be afraid future tobacco claimants may hold them personally liable for this act. I call on the Board either to spin off Nabisco or to step aside. I also call on the Board to do nothing irreversible to block the spin off of Nabisco before shareholders can have an opportunity to vote on the future of their investment in their company."

The participants in the solicitation of proxies are Carl C. Icahn ("Icahn"), High River Limited Partnership ("High River"), Riverdale LLC ("Riverdale"), Barberry Corp. ("Barberry"), Meadow Walk Limited Partnership ("Meadow Walk"), American Real Estate Holding, L.P. ("AREH"), American Real Estate Partners, L.P. ("AREP"), American Property Investors ("API"), Beckton Corp. ("Beckton"), and Icahn & Co., ("Icahn & Co."), all of which entities are affiliates of Icahn.

High River is the direct beneficial owner of 18,020,800 shares ("Shares") of RJR Nabisco Holding Corp. ("RJR") common stock. Riverdale is the indirect beneficial owner of 18,020,800 Shares. Barberry is the indirect beneficial owner of 1,256,700 Shares. Meadow Walk is the direct beneficial owner of 1,256,700 Shares. AREH is the direct beneficial owner of 6,448,200 Shares. Each of AREP, API and Beckton are indirect beneficial owners of 6,448,200 Shares.

Riverdale, the general partner of High River, is over 99 percent owned by Icahn. Barberry, the sole general partner of Meadow Walk, is wholly owned by Icahn. American Property Investors, the general partner of both AREH and AREP, is wholly owned by Beckton, which is wholly owned by Icahn. As such, Icahn may be deemed to be the indirect beneficial owner of 25,725,700 Shares.

                                         ###

Media Contact:                        For more information on the report, call:




Walter G. Montgomery                  Susan Gordon
212.484.6721                                   212.702.4309




                         CONCLUSION OF EXECUTIVE SUMMARY

         In order to grant an injunction, a plaintiff would have to demonstrate to a judge that there would be "irreparable harm" to the plaintiff if Nabisco were spun off. In other words, the plaintiff would have to prove that Holdings would be rendered insolvent. We conclude in this report that even if over the next 25 years the claims brought by the federal government, third-party health care payors and the asbestos companies succeed at the high end of our estimates, there would still be over $200 billion in profit to satisfy individual claims. Thus, we believe that no reasonable case can be made for insolvency and, therefore, the "irreparable harm" allegation fails. But even if the Tobacco Plaintiffs could convince a court that Reynolds is today insolvent by reason of tobacco liabilities, they must still prove a fraudulent conveyance. Spinning off Nabisco would not constitute a fraudulent conveyance because (1) Holdings is not liable as a tobacco tortfeasor for tobacco-related claims; (2) there is no basis to pierce the corporate veil between Reynolds and Holdings; and (3) Reynolds was not insolvent in the past when it upstreamed capital. Based upon this analysis, we conclude that an injunction would not be granted.